UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re:	SYNGENTA AG

Disclosure:	“Disclosure of share ownership – China National Chemical Corporation files a share ownership of 94.68% in Syngenta’s share capital”

Herewith we furnish a disclosure release related to Syngenta AG. The full text is the following:

# # #

Disclosure of share ownership

Disclosure of share ownership – China National Chemical Corporation files a share ownership of 94.68% in Syngenta’s share capital

Based on Article 120 para 1 of the Financial Market Infrastructure Act, FMIA, Syngenta informs as follows:

China National Chemical Corporation disclosed on May 31, 2017, that its total holding in Syngenta now amounts to 87,650,988 shares corresponding to 94.68% of the total share capital. Details are available on https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html/.

The contact person within Homburger AG for this notification is Dr. Dieter Gericke, Prime Tower, Hardstrasse 201, 8005 Zürich.

Basel, Switzerland, May 31, 2017

Syngenta AG

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	May 31, 2017	By:	/s/ Daniel Michaelis
			Name:	Daniel Michaelis
			Title:	Senior Counsel

		By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration